Northern Dynasty: EPA agrees to stay Section 404(c) regulatory process for Alaska’s Pebble Project pending outcome of federal court proceedings

September 24, 2014 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") reports that U.S. federal court in Alaska today released an order recognizing that U.S. Environmental Protection Agency (“EPA”) has agreed not to take the next step to advance its Clean Water Act Section 404(c) regulatory process with respect to southwest Alaska’s Pebble Project until at least January 2, 2015.

Pebble Limited Partnership (“Pebble Partnership”) has two cases of pending litigation in U.S federal court with respect to EPA action. The first, for which the State of Alaska is co-plaintiff, challenges EPA’s statutory authority to pre-emptively impose development restrictions on Pebble prior to the submission of a proposed development plan for review by federal and state regulatory agencies. The second charges that EPA has not complied with the Federal Advisory Committee Act (FACA) and the Administrative Procedure Act (APA) in preparing the Bristol Bay Assessment study, upon which the Section 404(c) regulatory process is largely based.

The purpose of EPA’s agreement is to ensure that both parties in Pebble’s FACA litigation have sufficient time to brief the court, and for the court to decide on the Pebble Partnership’s preliminary injunction motion before EPA takes the next step to advance its regulatory process. Today’s order applies to the FACA case and also states that, should the federal court not issue a decision on the Pebble Partnership’s preliminary injunction motion prior to January 2, 2015, parties to the litigation will work together in good faith to negotiate an extension to the stay.

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Unrelated to the U.S. federal court order released today, the public comment period for EPA Region 10’s ‘Proposed Determination’ with respect to Alaska’s Pebble Project closed September 19, 2014. Pebble Partnership submitted an extensive response to EPA’s proposed development restrictions; documents are available on the Northern Dynasty website at: http://www.northerndynastyminerals.com/ndm/EPA_BBWA.asp

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only the owner, but the people, culture and industries of the State of Alaska, as well as suppliers, consultants and industries in the Lower 48 United States of America.

A 2013 study authored by IHS Global Insight, entitled The Economic and Employment Contributions of a Conceptual Pebble Mine to the Alaska and United States Economies found the Pebble Project has the potential to support 15,000 American jobs and contribute more than $2.5 billion annually to US GDP over decades of production. The IHS Global Insight study is available at www.northerndynasty.com.

The Pebble Project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sealevel, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an advanced-stage initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.